Exhibit 99.2

Merus Labs International Inc.

March 30, 2016

British Columbia Securities Commission

Alberta Securities Commission

Saskatchewan Financial Services Commission

Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

New Brunswick Securities Commission

Prince Edward Island Office of the Attorney General

Dear Sirs:

Re:	Merus Labs International Inc. Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”)

Following the annual and special meeting (the “Meeting”) of shareholders of Merus Labs International Inc. (the “Corporation”), held on March 30, 2016, and in accordance with section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting. Unless otherwise stated, the matters were voted on by ballot.

Item Voted Upon	Voting Result
1. To set number of directors at seven.*	For	% For	Against	% Against
	51,636,183	98.50%	786,119	1.50%
2. Election of the following seven Directors for the ensuing year*:	For	% For	Withheld	% Withheld
Michael Cloutier	48,379,697	98.28%	848,566	1.72%
Robert S. Pollock	47,798,438	97.10%	1,429,825	2.90%
Timothy G. Sorensen	47,797,737	97.09%	1,430,526	2.91%
David D. Guebert	47,796,057	97.09%	1,432,206	2.91%
Theresa Firestone	47,598,927	96.69%	1,629,336	3.31%
Barry Fishman	48,401,638	98.32%	826,625	1.68%
Robert Bloch	49,146,998	99.83%	81,265	0.17%
3. Appointment of MNP LLP, Chartered Accountants, as the Corporation’s auditors and authorization for the directors to fix the remuneration of the auditors.*	For	% For	Withheld	% Withheld
	52,196,844	99.57%	225,459	0.43%

* Voting carried by a show of hands – information under Voting Result reflects votes by proxy.

Yours truly,

Merus Labs International Inc.

Andrew Patient

Chief Financial Officer